

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 25, 2006

Mr. Xin Wei
Chairman
Greater China Media and Entertainment Corp.
142-757 W. Hastings Street
Vancouver, BC, Canada V6C 1A1

> **Re: Greater China Media and Entertainment Corp.**
> **Item 4.01 Form 8-K**
> **Filed August 25, 2006**
> **File No. 000-51781**

Dear Mr. Wei:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Item 4.01 Form 8-K filed August 25, 2006

1. We note your statement that you dismissed Moen and Company as your independent registered public accounting firm. Please state the date that you dismissed the former accountant as required by Item 304(a)(1)(i) of Regulation S-B. In addition, please clarify whether or not you dismissed the former accountant or they resigned. In this regard, we note the letter filed as Exhibit 16 states that

"On July 21, 2006 we resigned as the independent registered public accounting firm of Great China Media and Entertainment Corp. (formerly AGA Resources, Inc.)."

2. Item 304(a)(1)(ii) of Regulation S-B requires a statement about whether the principal accountant's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure surrounding the modification made with respect to the explanatory paragraph regarding the ability to continue as a going concern in the accountant's report. Please modify your disclosure as appropriate given the going concern paragraph added by the former accountant in their audit report dated December 22, 2005.

3. The disclosure should also state whether during the registrant's two most recent fiscal years and any subsequent interim period through the date of resignation, declination or dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. Please revise your disclosure to specifically address the subsequent interim period through to the date of resignation, declination or dismissal in accordance with Item 304(a)(1)(iv)(A) of Regulation S-B.

<u>Closing Comments</u>

As appropriate, please amend your filing and file your supplemental response via EDGAR to respond to these comments within five business days. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

Mr. Xin Wei
Greater China Media and Entertainment Corp.
August 25, 2006
Page 3

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have questions regarding these comments or related matters, please contact me at (202) 551-3721.

Sincerely,

Jennifer Goeken
Staff Accountant